INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

December 27, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Class C Shares for the Zacks Small-Cap Core Fund (the “Fund”)

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on December 6, 2013, regarding Post-Effective Amendment No. 426 to the Registrant’s Form N-1A registration statement with respect to the new Class C shares of the Fund, a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 438 to Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

GENERAL

1.  On EDGAR,  identify the class designation of the Fund’s initial class.

Response: EDGAR has been updated to reflect the correct class designation, Investor Class, of the initial class of the Fund.

PROSPECTUS

SUMMARY SECTION
Fees and Expenses of the Fund
2.  Within the table, under “Shareholder Fees”, consider deleting the parenthetical, “as a percentage of offering price” since Class C shares do not have an offering price.

Response:  The Registrant has deleted the parenthetical as it is not applicable to the Class C shares of the Fund.

3.  Footnote 1 of the table states, “No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge (“CDSC”) of 1.00% will be imposed on certain redemptions of such shares within 12 months of the date of purchase.” Confirm this is correct for Class C shares.

Response:   Footnote 1 has been updated as follows:

Class C Shares of the Fund are subject to a Contingent Deferred Sales Charge (“CDSC”) of 1.00% on any shares sold within 12 months of the date of purchase and 0.50% on any shares sold during months 13-18 after the date of purchase.

4.  Footnote 2 of the table states, “other expenses” have been estimated for the current fiscal year.  Since the Fund started operations in 2011, “other expenses” should not be estimated.

Response:   The footnote stating that “other expenses” have been estimated for the current fiscal year has been deleted.  The Registrant confirms that “other expenses” included in the table are the actual “other expenses” of the Investor Class of the Fund.

5.  Include, as an exhibit to the Amendment, a copy of the fee waiver agreement with the Fund’s investment advisor that is referenced in footnote 2 to the Fees and Expenses Table and confirm that the term of the contractual agreement is at least one year.

Response: The Registrant has included a copy of the fee waiver agreement with the Fund’s investment advisor, Zacks Investment Management, Inc. (the “Advisor”), as Exhibit (h)(4) to the Amendment.  The Registrant confirms that the term of the contractual waiver is at least one year.

6.  Confirm whether the Fund’s acquired fund fees and expenses are greater than one basis point.  If so, include such acquired fund fees and expenses as a line item in the Fees and Expenses Table.

Response: The acquired fund fees and expenses of the Fund during the fiscal year ended November 30, 2012, were less than one basis point.  Therefore, the Fees and Expenses Table does not contain a separate line item for acquired fund fees and expenses.

7.  Confirm whether “other expenses” in the Fees and Expenses Table includes dividends and interest expense on short sales .

Response: The Registrant confirms that for the fiscal year ending November 30, 2012, it did not incur any dividend and interest expense on short sales.

Portfolio Turnover
8.  Under the heading “Portfolio Turnover” disclose the Fund’s portfolio turnover rate.

Response:  The Fund’s portfolio turnover over the fiscal year ended November 31, 2012, has been included.

Principal Investment Strategies
9.  Explain why $6.2 billion is appropriate for the upper limit of the Fund’s definition of small capitalization.

Response:  To define small capitalization, the Fund uses the Russell 2000 Index which measures the performance of the small-cap segment of the U.S. equity universe.  The range that was originally disclosed in the Prospectus was as of February 28, 2013, which includes market appreciation since the previous reconstitution date.  The Registrant has updated the disclosure to reflect the range as of the most recent reconstitution date, May 31, 2013.  The disclosure has been updated as follows:

“As of May 31, 2013, the market capitalizations of companies included in the Russell 2000 Index were between $129 million and $3.3 billion. The Russell 2000 Index is reconstituted annually, typically on May 31 of each year, to seek to ensure that larger stocks do not distort the performance and characteristics of the Index and that the represented companies continue to reflect small capitalization characteristics.”

10.  The last sentence of the of the second  paragraph states, “Although not a primary investment strategy, the Fund may engage in short-sale transactions up to 25% of its net assets.”  The ability to invest up to the 25% of net assets is a primary investment strategy.  Update the disclosure as needed.

Response:  The sentence has been updated as follows:

The Fund may engage in short-sale transactions up to 25% of its net assets.

11.  Confirm whether the Fund will include its investments in ETFs that invest substantially all of their assets in small capitalization companies when determining compliance with Rule 35d-1 under the 80% Investment Company Act of 1940 (the “1940 Act”).  If it will, disclose this in the prospectus.

Response:  It has been determined that investing in ETFs is not a principal investment strategy of the Fund.  Disclosures regarding ETFs have been removed from the Prospectus.

12.  Because the portfolio turnover rate for the two prior years are above 100%, consider adding active and frequent trading disclosure to the principal investment strategies and principal risks.

Response:  The Registrant has added disclosure regarding active and frequent trading to the Fund’s principal investment strategy and principal risk sections.

Performance
13.  Revise the first paragraph to reflect that the Fund only has one full calendar year of performance in this section.

Response:  The Registrant has modified the disclosure under the performance section as follows:

The performance information provided below provides some indication of the risks of investing in the Fund.  The bar chart shows performance for one calendar year of the Fund’s Investor Class shares.

Tax Information
14.  Delete or move the statement “The Fund will report items of income, return of capital and gain or loss to you through Form 1099.” from the Summary section as this is not required under Item 7 of Form N1-A.

Response:  The Registrant has deleted the statement as requested.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RISKS
15.  The disclosure for temporary defensive measures should be consistent with the temporary defensive disclosure in the SAI (page B-28).

Response:  The disclosure regarding temporary defensive measures in the SAI has been updated to be consistent with the prospectus disclosure.

MANAGEMENT OF THE FUND
Portfolio Managers
16.  Confirm whether Benjamin Zacks and Mitch Zacks both jointly and primarily are responsible for the day-to-day management of the Fund and if they are, update the disclosure.

Response:  The Registrant confirms that Benjamin Zacks and Mitch Zacks are jointly and primarily responsible for the day-to-day management of the Fund.  The disclosure has been updated accordingly.

YOUR ACCOUNT WITH THE FUND
Selling (Redeeming) Fund Shares
17.  The disclosure states, “If you purchase shares through an approved financial intermediary, your redemption order must be placed through the same financial intermediary.”  Make clear that the shareholder may still redeem their shares directly through the Fund, if the financial intermediary goes out of business.

Response:  The Registrant has added the following statement to the end of the paragraph: “In the event your approved financial intermediary is no longer available, you may place your redemption order directly with Fund as described below.”

BACK COVER PAGE
Shareholder Reports
18.  The financial statements are not allowed to be incorporated by reference into the Prospectus.  The sentence referencing the incorporation should be deleted.

Response:  The sentence regarding incorporation by reference of the financial statements has been deleted.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Investment Strategies, Policies and Risks
19.  Disclose that when selling credit default swaps, the Fund will segregate liquid assets equal to the full notional value to cover its obligations for the transactions.

Response:  The requested information has been added to the SAI.

Management of the Fund
20.  Disclose how many times the Derivatives Committee met during the last fiscal year.

Response:  The requested information has been added to the SAI.

The Advisor
21. Disclose who controls the advisor.

Response:  The requested information has been added to the SAI.

Distribution Agreement
22. Item 25a-3 of Form N-1A requires disclosure of the dollar amount of the underwriting commission and the amount retained by the principal underwriter for the Fund’s last three years.

Response:  Underwriting commission is paid on load shares (e.g., Class A shares).  The Fund’s original class of shares does not have a sales load or commission.  Class C shares of the Fund have not yet commenced operations.

Proxy Voting Policy
23. Include the Trust’s Proxy Voting Procedures in the Appendix.

Response:  The Trust’s Proxy Voting Policy has been added to the Appendix B of the SAI.

Portfolio Holdings Information
24. The second sentence of the second paragraph states that Fund management may make publicly available the Fund’s portfolio holdings by making such information available to any person who calls the Fund’s toll-free number no earlier than five days after the date of such information.  The next sentence states that once available in this manner, such portfolio holdings information will be deemed to be public.  State in your response letter why such disclosure qualifies as public disclosure.

Response:  The Registrant has revised the disclosure to omit the option of calling the Fund to request portfolio holding information.

Financial Highlights
25. Item 14(a)(3)(iii) of Form N-1A requires that the cover page and table of contents include a statement regarding any information that is incorporated by reference.

Response:  Disclosure with respect to information that is incorporated by reference has been added to the cover page.

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission Staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/Joy Ausili
Joy Ausili
Investment Managers Series Trust
Secretary